SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 _______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                 US UNWIRED INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    90338R104
                                 (CUSIP Number)

                            E. Michael Greaney, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2003
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box. /__/

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
_______________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CUSIP NO. 90338R104                                          Page 2 of 6 Pages


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

        Investcorp S.A.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
                      Not Applicable
--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                    OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Luxembourg
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power    None
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    6,852,776
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     None
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    6,852,776
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                    6,852,776
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]  Not Applicable
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
                                    5.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 90338R104                                          Page 3 of 6 Pages


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

        SIPCO Limited
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
                                     Not Applicable
--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]
                                     Not Applicable
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     None
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power     6,852,776
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     None
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power     6,852,776
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                     6,852,776
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]  Not Applicable
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
                                    5.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                    HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 90338R104                                            Page 4 of 6 Pages


     Introduction:

     This Amendment No. 1 supplementally amends the statement on Schedule 13D ("Schedule 13D") jointly filed with the Securities and Exchange Commission on April 1, 2002 on behalf of Investcorp S.A. ("Investcorp") and SIPCO Limited ("SIPCO") (the "Reporting Persons") with respect to their beneficial ownership of common stock, par value $0.01 per share ("Common Stock"), of US Unwired Inc. (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed to them in Schedule 13D.

     Item 1. Security and Issuer

     No material change made by this Amendment.

     Item 2. Identity and Background

     No material change made by this Amendment.

     Item 3. Source and Amount of Funds or Other Consideration

     No material change made by this Amendment.

     Item 4. Purpose of Transaction

     Item 4 of Schedule 13D is hereby supplemented by adding the following paragraphs to the end of the current response:

     "Investcorp International, Inc., a U.S. subsidiary of Investcorp which provides advisory services to Investcorp and its affiliates, has had and expects to continue to have discussions with the Company and other shareholders of the Company concerning a possible cash investment in the Company by Investcorp and such other shareholders as part of a restructuring of the Company's senior subordinated notes due November 1, 2009. No commitments have been made with respect to any such investment by Investcorp. If such investment were to occur, the investors participating therein would likely receive newly-issued debt and equity securities of the Company, and changes to the Company's existing governance arrangements may be implemented.

     Investcorp intends to regularly review its investment in the Company. Based on such review, as well as other factors (including, among other things, their evaluation of the Company's business, prospects and financial condition, the market price for the Company's securities, other opportunities available to them and general market, industry and economic conditions), Investcorp and/or their affiliates may acquire additional securities of the Company, or sell some or all of their securities of the Company, on the open market or in privately negotiated transactions. In addition, based on such review and/or discussions with the Company, Investcorp may formulate plans or proposals, and may from time to time explore, or make formal proposals relating to, transactions or actions which are related to or would result in any of the matters specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

     Except as set forth in this Item 4, Investcorp does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Investcorp reserves the right to at any time change their present intention with respect to any or all of the matters referred to in this Item 4."

     Item 5. Interest in Securities of the Issuer

     No material Change made by this Amendment.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     No material Change made by this Amendment.

     Item 7. Material to be Filed as Exhibits

     No material Change made by this Amendment.

                                  SCHEDULE 13D

  CUSIP NO. 90338R104                                          Page 5 of 6 Pages




                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      INVESTCORP S.A.


                                      By:   /s/ Gary S. Long
                                            ------------------------------------
                                            Gary S. Long

                                  SCHEDULE 13D

  CUSIP NO. 90338R104                                          Page 6 of 6 Pages



                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      INVESTCORP S.A.


                                      By:   /s/ Gary S. Long
                                            ------------------------------------
                                            Gary S. Long
                                            Authorized Representative

Dated:     May 15, 2003


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       SIPCO LIMITED


                                       By:   /s/ Gary S. Long
                                             -----------------------------------
                                             Gary S. Long
                                             Authorized Representative

Dated:     May 15, 2003